FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 5 - 7 hereof.

•	Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments — The Federal Republic of Germany — Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Recent Developments — The Federal Republic of Germany — Other Recent Developments” on page 8 hereof to the “Recent Developments — The Federal Republic of Germany” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On October 24, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1761 U.S. dollar (EUR 0.8503 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended September 30, 2017	1.1813	1.1844	1.2041	1.1336

(1)       The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2017 through October (through October 20) 2017, published on a weekly basis by the Federal Reserve Bank of New York.

2017	High	Low
August	1.2025	1.1703
September	1.2041	1.1747
October (through October 20)	1.1847	1.1706

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2017

The financial figures in this section are based on preliminary, unaudited results for Rentenbank's third quarter ended September 30, 2017. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or HGB). Starting with the fiscal year ending December 31, 2017, Rentenbank has decided no longer to prepare audited, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, as it is not legally required to do so. Rentenbank will continue to prepare audited unconsolidated annual financial statements in accordance with German GAAP (German Commercial Code or HGB). Rentenbank expects its final, audited unconsolidated annual financial statements for 2017 to be announced at a press conference and published in April 2018.

The first three quarters of 2017 were characterized by increasing demand for the Issuer’s special promotional loans. These loans granted at particularly favourable interest rates for specific promotional purposes and assistance measures amounted to EUR 5,244.1 million (as compared to EUR 4,814.7 million at September 30, 2016).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2017, the Issuer was able to raise EUR 10.1 billion in the first three quarters (as compared to EUR 9.9 billion in the first three quarters of 2016).

At September 30, 2017, total assets amounted to EUR 89.4 billion (as compared to EUR 87.1 billion at September 30, 2016).

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2016	0.5	1.9
3rd quarter 2016	0.3	1.8
4th quarter 2016	0.4	1.8
1st quarter 2017	0.7	2.0
2nd quarter 2017	0.6	2.1

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.6% after price, seasonal and calendar adjustments in the second quarter of 2017 compared to the first quarter of 2017. Compared to the previous quarter, positive contributions came from domestic demand. The final consumption expenditure of households rose considerably by 0.8% and government final consumption expenditure increased by 0.6% in the second quarter of 2017 compared to the first quarter of 2017. In addition, capital formation increased compared with the first quarter of 2017, as fixed capital formation in machinery and equipment increased by 1.2% and in construction by 0.9%. Overall, domestic uses in the second quarter of 2017 increased markedly by 1.0% compared with the first quarter of 2017. With respect to foreign demand, there were mixed signals. According to provisional calculations, exports of goods and services were up 0.7% compared with the first quarter of 2017. However, imports increased more substantially (+1.7%) in the same period. Arithmetically, the balance of exports and imports thus had a downward effect of –0.3 percentage points on GDP growth.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2017 increased by 2.1% in price and calendar-adjusted terms compared to the corresponding period in 2016, following an increase of 2.0% in the first quarter of 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2017, press release of August 25, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/08/PE17_294_811.html).

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Inflation Rate

Inflation Rate

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7
January 2017	–0.6	1.9
February 2017	0.6	2.2
March 2017	0.2	1.6
April 2017	0.0	2.0
May 2017	–0.2	1.5
June 2017	0.2	1.6
July 2017	0.4	1.7
August 2017	0.1	1.8
September 2017	0.1	1.8

Consumer prices in Germany were 1.8% higher in September 2017 compared to September 2016. In particular, the prices of energy products were up 2.7% year on year and had an upward effect on the inflation rate. Prices were up year on year especially for mineral oil products (+6.2%) and electricity (+2.0%), while gas prices were down 2.5%. Excluding energy prices, the inflation rate would have been +1.7% in September 2017. Food prices in September 2017 rose 3.6% year on year, their increase being even larger than that of energy prices. Excluding energy and food prices, the inflation rate would have been +1.5% in September 2017. Compared with the overall inflation rate, the prices of goods as a whole increased by an above-average 2.2% in September 2017 compared to September 2016. Compared with the prices of goods, the year-on-year increase in service prices as a whole (+1.6%) was less marked in September 2017 and had a downward effect on the inflation rate. A major factor contributing to the increase in service prices was the development of net rents exclusive of heating expenses (+1.7%), as households spent a large part of their consumption expenditure on this item.

Compared to August 2017, the consumer price index rose slightly by 0.1% in September 2017. Considerable month-on-month price increases were recorded for clothing (+6.2%) and footwear (+4.3%). In September 2017, energy prices increased by 1.2% month on month, especially for mineral oil products (+2.7%). In addition, food prices increased in September 2017 (+0.6%) compared to August 2017. Due to the end of the summer holidays in September, considerable month-on-month price decreases were recorded for package holidays (-11.6%) and air tickets (-6.5%).

Source: Statistisches Bundesamt, Consumer prices in September 2017: +1.8% on September 2016, press release of October 13, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/10/PE17_361_611.html).

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Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition)(1)
Reference period	Original percentages	Adjusted percentages(2)
August 2016	4.1	4.2
September 2016	3.7	4.1
October 2016	3.9	4.0
November 2016	3.9	4.0
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9
March 2017	4.0	3.9
April 2017	4.1	3.8
May 2017	3.6	3.8
June 2017	3.6	3.8
July 2017	3.6	3.7
August 2017	3.7	3.6

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 687,000 persons, or 1.6%, from August 2016 to August 2017. Compared to July 2017, the number of employed persons in August 2017 increased by approximately 65,000 after adjustment for seasonal fluctuations.

In August 2017, the number of unemployed persons increased by approximately 65,000, or 4.6%, compared to July 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2017 stood at 1.57 million, which was a decline of roughly 18,000 compared to July 2017.

Sources: Statistisches Bundesamt, 44.3 million persons in employment in August 2017, press release of September 29, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/09/PE17_344_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231 0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

Current Account And Foreign Trade

	(balance in EUR billion)(1)
Item	January to August 2017	January to August 2016
Trade in goods, including supplementary trade items	177.6	183.0
Services	–16.0	–15.8
Primary income	31.1	27.1
Secondary income	–34.6	–25.7
Current account	158.1	168.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2017: +7.2% on August 2016, press release of October 10, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/10/PE17_358_51.html).

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Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for full year 2017 will be 0.8% of GDP, following a surplus of 0.8% of GDP in 2016. The general government gross debt ratio is forecast to be 65.5% in 2017.

Source: Eurostat, EDP Notification Tables, October 2017, Germany (http://ec.europa.eu/eurostat/documents/1015035/8338804/DE-2017-10.pdf).

Other Recent Developments

German general elections for the Bundestag

On September 24, 2017, general elections for the Bundestag (one of the two Houses of Parliament in Germany) were held, with the following final results:

	% of Votes	Seats
CDU	26.8	200
SPD	20.5	153
AfD	12.6	94
FDP	10.7	80
DIE LINKE	9.2	69
GRÜNE	8.9	67
CSU	6.2	46
Others	5.0	—
Total	100.0	709

Coalition negotiations to form a new government are currently underway.

Sources: The Federal Returning Officer, Final results of the 2017 Bundestag Election, press release of October 12, 2017
(https://www.bundeswahlleiter.de/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Bundesregierung, Europäischer Rat, Europas Schicksal selbst in die Hand nehmen, press release of October 20, 2017 (https://www.bundesregierung.de/Content/DE/Reiseberichte/2017-10-18-europaeischer-rat.html).

Independence referendum in Catalonia

On October 1, 2017, Catalonia, a region in Northern Spain that includes Barcelona, held a vote on its independence in a referendum that has been declared unconstitutional by Spain’s constitutional court. According to the Catalan regional government, approximately 90% of the votes cast favored independence with an overall turnout of about 43% of eligible voters. On October 10, 2017, the Catalan regional government declared the Catalan republic as an independent state but immediately suspended its implementation. On October 21, 2017, the Spanish central government announced that it would invoke article 155 of the Spanish constitution to strip the Catalan regional government of its powers. The German government is monitoring the situation in Catalonia closely and supports the position of the Spanish government.

Sources: Government of Catalonia, Final results of the Catalan Self-determination Referendum, press release of October 6, 2017 (http://www.catalangovernment.eu/pres_gov/government/en/news/303544/catalan-self-determination-referendum.html); Bundesregierung, Nach “Referendum” in Katalonien, Merkel dringt auf verfassungskonforme Lösung, press release of October 19, 2017 (https://www.bundesregierung.de/Content/DE/Artikel/2017/10/2017-10-11-katalonien.html); Council of Ministers, "Neither the autonomy nor self-governance in Catalonia will be suspended"; but legality will be recovered, says Mariano Rajoy, Moncloa Palace, press release of October 21, 2017 (http://www.lamoncloa.gob.es/lang/en/gobierno/councilministers/Paginas/2017/20171021_councilministers.aspx); Bundesregierung, After the “referendum” in Catalonia, German government hopes for dialogue, press release of October 11, 2017 (https://www.bundesregierung.de/Content/EN/Artikel/2017/10_en/2017-10-11-katalonien_en.html;jsessionid=C9BE7D853C22D5079A4AB3BB08FD8083.s3t2).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on October 24, 2017.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Hans Bernhardt
Name: Hans Bernhardt
Title: Managing Director,
Member of the Board of Managing Directors

By /s/ Harald Strangmann
Name: Harald Strangmann
Title: Senior Associate Director

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